August 9, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Rapid Holdings, Inc.
Registration Statement on Form S-1
Filed on: July 2, 2010
File No. : 333-167960

Dear Ms. Magnor:

We represent Rapid Holdings, Inc. (“Rapid Holdings” or, the “Company,” “we,” “us,” or “our”).  By letter dated July 23, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on July 2, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	Under the caption “Legal Matters,” please include the information required by Paragraph 23 of Schedule A to the Securities Act.

Response:	Please note that we have included under the Caption “Legal Matters,” on page 2 of the Form S-1, the information required by Paragraph 23 of Schedule A to the Securities Act.

Cover Page

2.	Please revise the cover page to reflect the format as depicted in the Form S-1 available at www.sec.gov. In addition, please select a Primary Standard Classification Code for your company.

Response:
Please note that the cover page has been revised to reflect the format as depicted in the Form S-1 available at www.sec.gov, and we have selected a Primary Standard Classification Code for our company that has been added to the cover page.

Table of Contents

3.	Please revise your table of contents so that it accurately reflects the section headings you use throughout the filing.

Response:	The table of contents has been revised to accurately reflect the section headings used throughout the filing.

Prospectus Summary
About Our Company, page 1

4.
Revise the first paragraph of this section to make clear that Rapid Title has been inactive since its inception and that it intends to, but is not currently, operating an online consumer lending business.

Response:
The first paragraph of the section “About Our Company” on page 1 has been revised to make clear that Rapid Title has been inactive since its inception and that it intends to, but is not currently, operating an online consumer lending business.

Risk Factors, page 3

5.
Throughout this section, please avoid making statements such as “we cannot assure you” or there “can be no assurance” that a given event might or might not happen.  The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Response:	The “Risk Factors” section has been revised by removing statements such as “we cannot assure you” and there “can be no assurance” that a given event might or might not happen.

6.	Please add risk factors addressing the following issues:

●	Competition in the automobile loan industry, including the effect that a competing online loan business might have on your company;
●	Customer loan defaults and how that could affect your revenues;
●	Costs of becoming a public company;
●	Costs related to this issuance; and
●	Costs of expanding the company, including your plans to hire additional employees.

Response:	The disclosure has been amended to add risk factors addressing the following issues:

▪	Competition in the automobile loan industry and the effect a competing online loan business might have on our company;
▪	How customer loan defaults could affect our revenues;
▪	Costs of becoming a public company;
▪	Costs related to this issuance; and
▪	Costs of expanding our company, including our plans to hire additional employees.

Our future success is dependent, in part, on the performance and continued service of Anthony Barron.  Without his continued service, we may be forced to interrupt or eventually cease our operations, page 3

7.
We note your disclosure that you have mitigated your risk associated with the possible loss of Mr. Barron’s services because of the existence of an employment agreement.  Please discuss in more detail how the employment agreement mitigates your risk, and address the fact that the agreement gives either party the right to terminate without cause upon 30 days notice to the other party.

Response:
The disclosure has been amended by removing the statement that the risk has been mitigated by the employment agreement with Mr. Barron. Disclosure has been  added to this Risk Factor to explain that the agreement gives either party the right to terminate without cause upon 30 days notice to the other party.

Determination of Offering Price, page 5

8.
We note your disclosure that a market maker must file an application on your behalf in order to be quoted on the Over the Counter Bulletin Board.  Please discuss what efforts you plan to take in order to find a market maker.

Response:	The disclosure has been amended to include a discussion of what efforts we plan to undertake in order to find a market maker that will submit an application for listing for the Company.

Selling Stockholders, page 6

9.	Please revise to disclose that the 818,000 shares of common stock being offered for resale by the selling stockholders are equal to 29.03% of the outstanding shares of the company.

Response:	The disclosure has been revised to disclose that the 818,000 shares of common stock being offered for resale by the selling stockholders are equal to 29.03% of the outstanding shares of the Company.

Plan of Distribution, page 7

10.
If true, revise the third sentence of the fourth paragraph to state that at the time of the purchase of the securities to be resold, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:
The disclosure has been revised to state that to the knowledge of the Company at the time of the purchase of the securities to be resold, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Organization Within Last Five Years, page 9

11.
We note that the date of the share exchange agreement referred to in the filing is different from the date of the Stock Purchase Agreement and Share Exchange filed as Exhibit 10.2.  Please revise the filing to be consistent as to the date and title of this agreement.

Response:
The date and title of the Stock Purchase Agreement and Share Exchange, filed as Exhibit 10.2 to the Form S-1, have been amended to be March 22, 2010 which is consistent with the disclosure throughout the S-1and is the correct date  of the agreement.

Description of Business

12.
Generally, please provide an accurate description of your current business and distinguish it more clearly from your plans.  Please explain how you are going to be able to achieve the plans.  Please delete language apparently from your private placement memorandum that is no longer accurate, e.g., the statements on page 10 that you have $100,000 in cash and can make $2.1 million of loans in 2008.

Response:
The disclosure has been amended to provide an accurate description of the Company’s current business and to distinguish it more clearly from their plans. Language that is no longer accurate has been deleted from the disclosure.

Servicing, page 10

13.	We note your intention to use Peak 5 to service the loans. It appears that this company went out of business in 2009. Please clarify or select another loan servicing company.

Response:	The disclosure has been amended to remove Peak 5 and make clear that the Company plans on using two other loan servicing companies.

Marketing & Sales, page 10

14.
Please discuss the basis for your goal of originating 100 applications per day.  In addition, please elaborate on the efforts that you will put into search engine optimization and disclose the costs, if any, you anticipate in relation to this.

Response:
The disclosure has been amended by removing the goal of originating 100 applications per day and to elaborate on the efforts that the Company will put into search engine optimization and the possible costs associated with such efforts.

Financial Requirements, page 10

15.	Please provide support for your belief that you will obtain an advance rate of 70-75%.

Response:	The disclosure has been amended by removing the statement that the Company believes it will obtain an advance rate of 70-75%.

Financial Statements, F-1

16.	Please move the Financial Statements to the end of Item 1.

Response:	The financial statements have been moved to be consistent with the instructions for Form S-1 on www.sec.gov.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales and Growth Assumptions, page 13

17.	Please discuss the basis for your goals related to monthly applications generated, rate of growth, and applications approved. In addition, please describe your “affiliate program.”

Response:
The disclosure has been amended by removing the Company’s goals related to monthly applications generated, rate of growth, and applications approved and to  add a description of the Company’s affiliate program.

Capital Resources and Liquidity, page 14

18.	We note your disclosure that management intends to raise additional funds by way of a public or private offering. Please discuss your plans for such offerings.

Response:	The disclosure has been amended by removing the statement, “management intends to raise additional funds by way of a public or private offering.”

Directors, Executive Officers, Promoters and Control Persons, page 15

19.	Please clarify whether Mr. Barron is currently employed with D&B Financial/Amerilife Capital Insurance and Financial Services.

Response:	The disclosure has been amended by clarifying that Mr. Barron is no longer employed with D&B Financial/Amerilife Capital Insurance and Financial Services.

20.	Please discuss whether the company has any current plans to increase the size of the board of directors.

Response:	The Company has provided disclosure to confirm that the Company has no current plans to increase the size of its board of directors.

Executive Compensation

Option Grants Table, Aggregated Option Exercises and Fiscal Year-End Option Value Table, and Long-Term Incentive Plan Awards Table, page 16

21.	Revise to provide disclosure required by Item 402(p).

Response:	This section has been revised this section to include the disclosure required by Item 402(p) of Regulation S-K.

Undertakings, page 21

22.	Please revise the undertaking in paragraph (A)(l)(ii) to include the exact language as required by Item 512(a).

Response:	The undertaking was revised in paragraph (A)(l)(ii) to include the exact language as required by Item 512(a).

Signatures, page 22

23.	Please revise the signature page to reflect the language required by Form S-1 available at www.sec.gov.

Response:	The signature page has been revised to reflect the language required by Form S-1 available at www.sec.gov.

Exhibit 23.1

24.	Please provide a currently dated consent from your independent auditor in your next amendment.

Response:	A currently dated consent from the independent auditor have been included in this amendment.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
            Gregg E. Jaclin